SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             THE FIRST TRUST SPECIAL
                                      SITUATIONS TRUST, SERIES 144

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

E.   Title and Amount of
     Securities Being Registered:     An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Proposed Maximum Offering
     Price to the Public of the
     Securities Being Registered:     Indefinite.

G.   Amount of Filing Fee
     (as required by Rule 24f-2):     $500.00

H.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
      THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 144

                      Cross-Reference Sheet


         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

           FORM N-8B-2                        FORM S-6
           ITEM NUMBER                  HEADING IN PROSPECTUS

            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                 Prospectus front cover
     (b)  Title of securities issued    Summary of Essential
                                        Information

2.        Name and address of each      Information as to
          depositor                     Sponsor, Trustee and
                                        Evaluator

3.        Name and address of           Information as to
          trustee                       Sponsor, Trustee and
                                        Evaluator

4.        Name and address of           Underwriting
          principal underwriters

5.        State of organization         The First Trust Special
          of trust                      Situations Trust

6.        Execution and termination     The First Trust Special
          of trust agreement            Situations Trust; Other
                                        Information

7.        Changes of name                    *

8.        Fiscal Year                        *

9.        Litigation                         *

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer          Rights of Unit Holders
          securities

     (b)  Cumulative or distributive
          securities                    The First Trust Special
                                        Situations Trust

     (c)  Redemption                    Rights of Unit Holders

     (d)  Conversion, transfer, etc.    Rights of Unit Holders

     (e)  Periodic payment plan
          certificates                       *

     (f)  Voting rights                 Rights of Unit Holders;
                                        Other Information

     (g)  Notice of certificate-        Rights of Unit Holders;
          holders                       Other Information

     (h)  Consents required             Rights of Unit Holders;
                                        Other Information

     (i)  Other provisions              The First Trust Special
                                        Situations Trust

11.  Types of securities comprising     The First Trust Special
     units                              Situations Trust

12.       Certain information
          regarding periodic payment
          plan certificates                  *

13.  (a)  Load, fees, expenses, etc.    Summary of Essential
                                        Information; Public
                                        Offering; The First Trust
                                        Special Situations Trust

     (b)  Certain information
          regarding periodic payment
          plan certificates                  *

     (c)  Certain percentages           Summary of Essential
                                        Information; The First
                                        Trust Special Situations
                                        Trust; Public Offering

     (d)  Difference in price offered   Public Offering
          for any class of transactions
          to any class or group of
          individuals

     (e)  Certain other load fees,      Rights of Unit Holders
          expenses, etc. payable by
          holders

     (f)  Certain profits receivable    The First Trust Special
          by depositor, principal       Situations Trust
          underwriters, trustee or
          affiliated persons

     (g)  Ratio of annual charges to
          income                             *

14.       Issuance of trust's           Rights of Unit Holders
          securities

15.       Receipt and handling of
          payments from purchasers           *

16.       Acquisition and disposition
          of underlying securities      The First Trust Special
                                        Situations Trust; Rights
                                        of Unit Holders

17.       Withdrawal or redemption      The First Trust Special
                                        Situations Trust; Public
                                        Offering; Rights of Unit
                                        Holders

18.  (a)  Receipt, custody and
          disposition of income         Rights of Unit Holders

     (b)  Reinvestment of
          distributions                 Rights of Unit Holders

     (c)  Reserves or special funds     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (d)  Schedule of distributions          *

19.       Records, accounts and
          reports                       Rights of Unit Holders

20.       Certain miscellaneous
          provisions of trust
          agreement

     (a)  Amendment                     Other Information

     (b)  Termination                   Other Information

     (c)  and (d) Trustee, removal and
          successor                     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (e)  and (f) Depositor, removal    Information as to
          and successor                 Sponsor, Trustee and
                                        Evaluator

21.       Loans to security holders          *

22.       Limitations on liability      The First Trust Special
                                        Situations Trust;
                                        Information as to
                                        Sponsor, Trustee and
                                        Evaluator

23.       Bonding arrangements          Contents of Registration
                                        Statement

24.       Other material provisions
          of trust agreement                 *

III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.       Organization of depositor     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

26.       Fees received by depositor         *

27.       Business of depositor         Information as to
                                        Sponsor, Trustee and
                                        Evaluator

28.       Certain information as to          *
          officials and affiliated
          persons of depositor

29.       Voting securities of               *
          depositor

30.       Persons controlling                *
          depositor

31.       Payment by depositor for           *
          certain services rendered
          to trust

32.       Payment by depositor for           *
          certain other services
          rendered to trust

33.       Remuneration of other              *
          persons for certain
          services rendered to trust

34.       Remuneration of other              *
          persons for certain services
          rendered to trust

                IV.  DISTRIBUTION AND REDEMPTION

35.       Distribution of trust's
          securities by states          Public Offering

36.       Suspension of sales of
          trust's securities                 *

37.       Revocation of authority
          to distribute                      *

38.  (a)  Method of distribution        Public Offering

     (b)  Underwriting agreements       Public Offering;
                                        Underwriting

     (c)  Selling agreements            Public Offering

39.  (a)  Organization of principal     Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  N.A.S.D. membership of        Information as to
          principal underwriters        Sponsor, Trustee and
                                        Evaluator

40.       Certain fee received by       See Items 13(a) and 13(e)
          principal underwriters

41.  (a)  Business of principal         Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  Branch offices of
          principal underwriters             *

     (c)  Salesmen of principal
          underwriters                       *

42.       Ownership of trust's
          securities by certain
          persons                            *

43.       Certain brokerage
          commissions received
          by principal underwriters          *

44.  (a)  Method of valuation           Summary of Essential
                                        Information; The First
                                        Trust Special Situations
                                        Trust; Public Offering

     (b)  Schedule as to offering
          price                              *

     (c)  Variation in offering         Public Offering
          price to certain persons

45.       Suspension of redemption
          rights                             *

46.  (a)  Redemption Valuation          Rights of Unit Holders

     (b)  Schedule as to redemption
          price                              *

47.       Maintenance of position       Public Offering; Rights
          in underlying securities      of Unit Holders

       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.       Organization and regulation   Information as to
          of trustee                    Sponsor, Trustee and
                                        Evaluator

49.       Fees and expenses of trustee  The First Trust Special
                                        Situations Trust

50.       Trustee's lien                The First Trust Special
                                        Situations Trust

     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OR
                           SECURITIES

51.       Insurance of holders of            *
          trust's securities

                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust           The First Trust Special
          agreement with respect        Situations Trust; Rights
          to selection or elimination   of Unit Holders
          of underlying securities

     (b)  Transactions involving
          elimination of underlying
          securities                         *

     (c)  Policy regarding              The First Trust Special
          substitution or elimination   Situations Trust; Rights
          of underlying securities      of Unit Holders

     (d)  Fundamental policy not
          otherwise covered                  *

53.       Tax status of Trust           The First Trust Special
                                        Situations Trust

          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.       Trust's securities during
          last ten years                     *

55.       Certain information regarding
          periodic payment plan
          certificates

56.       Certain information regarding
          periodic payment plan
          certificates

57.       Certain information regarding      *
          periodic payment plan
          certificates

58.       Certain information regarding
          periodic payment plan
          certificates

59.       Financial statements          Report of Independent
          (Instruction 1(b) to          Auditors; Statement of
          Form S-6)                     Net Assets

__________________________
*    Inapplicable, answer negative or not required.



             SUBJECT TO COMPLETION, DATED FEBRUARY 28, 1996

    First Trust (registered trademark) U.S. Treasury Securities Trust,
                          Extendible, Series 1
First Trust U.S. Treasury Securities Trust, Short-Intermediate, Series 7

The Trust. The First Trust Special Situations Trust, Series 144 consists of the underlying separate unit investment trusts set forth above. The various trusts are collectively referred to herein as the "Trusts." First Trust U.S. Treasury Securities Trust, Extendible, Series 1 is individually referred to herein as the "Extendible Trust." First Trust U.S. Treasury Securities Trust, Short-Intermediate, Series 7 is individually referred to herein as the "Short-Intermediate Trust." Each Trust consists of a portfolio of taxable U.S. Treasury Securities that are backed by the full faith and credit of the United States Government (including Extension Securities for the Extendible Trust), delivery statements relating to contracts for the purchase of certain such securities and an irrevocable letter of credit (the "Securities"). All of the U.S. Treasury Securities in the Extendible Trust consist of maturities of approximately one to five years which are "laddered" to provide staggered maturities of approximately 20% of the portfolio each
year. Approximately once a year until              the proceeds of each
maturing Security in the Extendible Trust will be reinvested (an "Extension") automatically into a then available U.S. Treasury Security with a maturity of approximately five years (an "Extension Security"). For the last five years of the Extendible Trust, proceeds of maturing Securities will be distributed to Unit holders as they become available, returning approximately 20% of the Portfolio in each year. All of the U.S. Treasury Securities in the Short-Intermediate Trust consist of maturities of approximately 1-3 years which are "laddered" to return approximately 40% of the Unit holders' principal in 1997, 40% in 1998 and 20% in 1999.

The objective of each of the Trusts is to obtain safety of capital and current monthly distributions of interest through an investment in a fixed portfolio of Securities. The Extendible Trust seeks to reduce Unit price fluctuations due to changing interest rates by reinvesting the proceeds of maturing Securities into Extension Securities with maturities of approximately five years so that the Extendible Trust will maintain a Portfolio with a weighted average maturity of approximately 2 1/2 years. The Short-Intermediate Trust contains a "laddered" portfolio to provide flexibility of principal investment with maturities ranging from 1997 to 1999. The average weighted maturity of the Short-
Intermediate Trust is      years.

With the deposit of the Securities in the Trusts on                 ,
1996, the Initial Date of Deposit, the Sponsor established for each Trust a percentage relationship between the principal amount of Securities of specified interest rates and ranges of maturities in the related Portfolio. From time to time following the Initial Date of Deposit, the Sponsor may deposit additional Securities in the Trusts and Units may be continuously offered for sale to the public by means of this Prospectus resulting in a potential increase in the outstanding number of Units of a Trust. Any additional Securities deposited in a Trust will maintain as far as practicable the original percentage relationship between the principal amounts of Securities of specified interest rates and ranges of maturities in the original Portfolio of such Trust.

UNITS OF THE TRUSTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                   First Trust (registered trademark)

          The date of this Prospectus is                 , 1996

The guaranteed payment of interest and principal afforded by the Securities may make an investment in the Trusts particularly well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. In addition, the ability to buy single Units (minimum purchase $1,000, $250 for tax-deferred retirement plans such as IRA accounts) during the initial offering period at a Public Offering Price per Unit of approximately $1.00 enables such investors to tailor the dollar amount of their purchases of Units to take the maximum possible advantage of the annual deductions available for contributions to such plans. Investors should consult with their tax advisers before investing. See "Why are Investments in a Trust Suitable for Retirement Plans?"

STANDARD & POOR'S RATINGS GROUP, A DIVISION OF THE MCGRAW-HILL COMPANIES ("STANDARD & POOR'S") HAS RATED UNITS OF EACH TRUST "AAA." THIS IS THE HIGHEST RATING ASSIGNED BY STANDARD & POOR'S. SEE "WHAT IS THE RATING OF THE UNITS?" AND "DESCRIPTION OF STANDARD & POOR'S RATING."

Attention Foreign Investors: Your interest income from the Trusts may be exempt from federal withholding taxes if you are not a United States citizen or resident and certain conditions are met. See "What is the Federal Tax Status of Unit Holders?"

For Information on Estimated Current Return (if applicable) and
Estimated Long-Term Return for the Short-Intermediate Trust, the
Estimated Yield to Next Extension Date for the Extendible Trust and the estimated life of the portfolio of each of the Trusts, see "Special Information" for each Trust. Estimated cash flows for the Short-
Intermediate Trust is set forth herein under "Estimated Cash Flows to Unit Holders."

The Public Offering Price per Unit is equal to the aggregate offering price of the Securities in the portfolio of a Trust divided by the number of Units outstanding, plus a sales charge of 1.95% of the Public Offering Price (1.989% of the net amount invested) for each Trust. In addition, on transactions entered into for settlement after
     , 1996, there will be added an amount equal to accrued interest
from                   , 1996 to the date of settlement (three business
days after order) less distributions from the Interest Account
subsequent to                   , 1996. The secondary market Public
Offering Price per Unit will be equal to the aggregate bid price of the Securities in the portfolio of a Trust divided by the number of Units outstanding, plus a sales charge of 1.95% of the Public Offering Price (1.989% of the net amount invested) for each Trust. At the opening of
business on the Initial Date of Deposit,                 , 1996, the
Public Offering Price per Unit would have been $   for the Extendible
Trust and $   for the Short-Intermediate Trust. The sales charge for
each Trust is reduced on a graduated scale for aggregate sales involving at least $500,000 for the Extendible Trust and $250,000 for the Short-Intermediate Trust. See "How is the Public Offering Price Determined?", particularly for the method of evaluation.

Each Unit represents an undivided interest in the principal and net income of a Trust in the ratio of one Unit for each $1.00 principal amount of Securities initially deposited in such Trust.

Distributions of interest received by a Trust will be paid in cash monthly unless the Unit holder elects to have them automatically reinvested as described herein. See "How Can Distributions to Unit Holders be Reinvested?" Monthly distributions from each Trust will be made on the last day of each month to all Unit holders of record on the fifteenth day of such month, commencing with the First Distribution on
            , 1996 to Unit holders of record on              , 1996.
During approximately the first             years of the Extendible Trust
(the "Extension Period"), the proceeds from maturing Securities will be automatically reinvested into new Securities, if available, with maturities of approximately five years. Thereafter, distributions from the Principal Account will be made in cash when each remaining Security in the Extendible Trust matures.

The Sponsor, although not obligated to do so, intends to maintain a market for the Units of the Trusts at prices based upon the aggregate offering price of the Securities in the portfolio of a Trust during the initial offering period and at prices based upon the aggregate bid price of the Securities in the portfolio of a Trust after the initial offering period. In the absence of such a market, a Unit holder will nonetheless be able to dispose of the Units through redemption at prices based upon the bid prices of the underlying Securities. See "How May Units be Redeemed?"

Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the volatility of interest rates and, for the Extendible Trust, the early return of principal if reinvestment is not practical. See "What is the First Trust Special Situations Trust? - Risk Factors."

                                         Summary of Essential Information
                At the Opening of Business on the Initial Date of Deposit
                                 of the Securities-                , 1996


              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank (National Association)
            Evaluator:   Securities Evaluation Service, Inc.

                                                                                            First Trust
                                                                                            U.S. Treasury
                                                                                            Securities Trust,
                                                                                            Extendible,
                                                                                            Series 1
General Information                                                                         _________________
Principal Amount of Securities in the Trust                                                 $
Number of Units
Fractional Undivided Interest in the Trust per Unit                                             1/
Principal Amount (Par Value) of Securities per Unit                                     $
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities in the Portfolio                   $
   Aggregate Offering Price Evaluation per Unit                                         $
   Sales Charge (1)                                                                     $
   Public Offering Price per Unit (2)                                                   $
Sponsor's Initial Repurchase Price per Unit (2)                                         $
Redemption Price per Unit (3)                                                           $
Excess of Public Offering Price per Unit Over Redemption Price per Unit                 $
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit    $



First Settlement Date                                        , 1996
Mandatory Termination Date
Discretionary Liquidation Amount           A Trust may be terminated if the principal amount thereof is less than the lower of $1,000,000 or 10% of the total principal amount of Securities deposited in a Trust during the primary offering period.
Supervisory Fee (4)                        Maximum of $          per Unit outstanding annually. (5)
Evaluator's Fee                            $        per Unit outstanding annually.
Estimated Organizational and
    Offering Expenses (6)                  $        per Unit.


  Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading
  (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

[FN]
______________
(1) Sales charges for the Trust, expressed as a percentage of the Public Offering Price per Unit and in parenthesis as a percentage of the Aggregate Offering Price Evaluation per Unit, are as follows: 1.95% (1.989%) for Series 1.

(2) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price. After the initial offering period, the Sponsor's Repurchase Price per Unit, will be determined as described under the caption "Will There Be a Secondary Market?"

(3) See "How May Units be Redeemed?"

(4) In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $0.001 per Unit.

(5) Payable to an affiliate of the Sponsor.

(6) The Trust (and therefore Unit holders ) will bear all or a portion of its organizational and offering costs (including costs of preparing the registrations statement, the trust indenture and other closing documents, registering Units with the Securities Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed five years from the Initial Date of Deposit. See "What are the Expenses and Charges?" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                         Summary of Essential Information
                At the Opening of Business on the Initial Date of Deposit
                                 of the Securities-                , 1996

              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank (National Association)
            Evaluator:   Securities Evaluation Service, Inc.

                                                                                                   First Trust
                                                                                                   U.S. Treasury
                                                                                                   Securities Trust,
                                                                                                   Short-Intermediate,
                                                                                                   Series 7
                                                                                                   ___________________
General Information
Principal Amount of Securities in the Trust                                                        $
Number of Units
Fractional Undivided Interest in the Trust per Unit                                                    1/
Principal Amount (Par Value) of Securities per Unit                                                $
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities in the Portfolio                              $
   Aggregate Offering Price Evaluation per Unit                                                    $
   Sales Charge (1)                                                                                $
   Public Offering Price per Unit (2)                                                              $
Sponsor's Initial Repurchase Price per Unit (2)                                                    $
Redemption Price per Unit (3)                                                                      $
Excess of Public Offering Price per Unit Over Redemption Price per Unit                            $
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit               $


First Settlement Date                                                      , 1996
Mandatory Termination Date
Discretionary Liquidation Amount                         A Trust may be terminated if the principal amount thereof
                                                         is less than the lower of $1,000,000 or 10% of the total
                                                         principal amount of Securities deposited in a Trust during the primary offering period.
Supervisory Fee (4)                                      Maximum of $          per Unit outstanding annually. (5)
Evaluator's Fee                                          $        per Unit outstanding annually.
Estimated Organizational and
     Offering Expenses (6)                               $          per Unit.

  Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading
  (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

[FN]
______________

(1) Sales charges for the Trust, expressed as a percentage of the Public Offering Price per Unit and in parenthesis as a percentage of the Aggregate Offering Price Evaluation per Unit, are as follows: 1.95% (1.989%) for Series 7.

(2) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price. After the initial offering period, the Sponsor's Repurchase Price per Unit, will be determined as described under the caption "Will There Be a Secondary Market?"

(3) See "How May Units be Redeemed?"

(4) In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $0.001 per Unit.

(5) Payable to an affiliate of the Sponsor.

(6) The Trust (and therefore Unit holders ) will bear all or a portion of its organizational and offering costs (including costs of preparing the registrations statement, the trust indenture and other closing documents, registering Units with the Securities Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed five years from the Initial Date of Deposit. See "What are the Expenses and Charges?" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

    First Trust U.S. Treasury Securities Trust, Extendible, Series 1 First Trust U.S. Treasury Securities Trust, Short-Intermediate, Series 7

          The First Trust Special Situations Trust, Series 144

What is the First Trust Special Situations Trust?

The First Trust Special Situations Trust, Series 144 is one of a series of investment companies created by the Sponsor under the name of The First Trust Special Situations Trust, all of which are generally similar but each of which is separate and is designated by a different series number. This Series consists of the underlying separate unit investment trusts designated as: First Trust U.S. Treasury Securities Trust, Extendible, Series 1 and First Trust U.S. Treasury Securities Trust, Short-Intermediate, Series 7 (collectively, the "Trusts" and each individually a "Trust"). First Trust U.S. Treasury Securities Trust, Extendible, Series 1 is individually referred to herein as the "Extendible Trust." First Trust U.S. Treasury Securities Trust, Short-Intermediate, Series 7 is individually referred to herein as the "Short-Intermediate Trust." Each Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank (National Association), as Trustee, Securities Evaluation Service, Inc., as Evaluator and First Trust Advisors L.P., as Portfolio Supervisor. On the Initial Date of Deposit, the Sponsor deposited with the Trustee taxable, interest-bearing U.S. Treasury Obligations, delivery statements relating to contracts for the purchase of certain such obligations and irrevocable letters of credit issued by a financial institution in the amount required for such purchases (the "Securities") in both the Extendible Trust and the Short-Intermediate Trust. The Trustee thereafter credited to the account of the Sponsor documents evidencing the entire ownership of each respective Trust at the Initial Date of Deposit.

The objective of each Trust is to obtain safety of capital and current monthly distributions of interest through an investment in a fixed portfolio of taxable U.S. Treasury Securities. Each Trust contains a "laddered" portfolio to provide flexibility of principal investment. The Securities which comprise the Extendible Trust have maturities initially ranging from one to five years. The Extendible Trust also seeks to provide an extendible investment by annually reinvesting, until
approximately     , the proceeds of maturing Securities into new U.S.
Treasury Securities with maturities of approximately five years. This reinvestment strategy is designed to produce a higher overall yield than shorter-term investments with less price volatility than longer-term investments. The Securities which comprise the Short-Intermediate Trust
have maturities ranging from                  to                     .

Each Trust may be an appropriate medium for investors who desire to participate in a portfolio of taxable fixed income securities offering the safety of capital provided by securities backed by the full faith and credit of the United States but who do not wish to invest the minimum amount which is required for a direct investment in the Securities. Because regular payments of principal are to be received in accordance with the "laddered" maturities of the Securities (during the last five years of the Extendible Trust) and certain Securities may be sold under circumstances described herein, and because additional Securities (including Extension Securities for the Extendible Trust) may be deposited in the Trusts as described herein, the Trusts are not expected to retain their present size and composition. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit holder (which may include the Sponsor) or until the termination of a Trust pursuant to the Indenture.

Many investors in the Extendible Trust and the Short-Intermediate Trust may benefit from the exemption of interest income from state and local personal income taxes that will pass through the Trusts to Unit holders in all states. Each Trust has the additional purpose of providing income which is exempt from withholding for U.S. Federal income taxes for non-resident alien investors providing certain conditions are met. A foreign investor must provide a completed W-8 Form to his financial representative or the Trustee to avoid withholding on his account.

In selecting the Securities for deposit in the Trusts, the following factors, among others, were considered by the Sponsor: (i) the types of such securities available; (ii) the prices and yields of such securities relative to other comparable securities, including the extent to which such securities are trading at a premium or at a discount from par;

(iii) whether the Securities were issued after July 18, 1984; and (iv) the maturities of such securities. See "Portfolio" for each Trust for information with respect to the Securities initially selected for deposit in the Trusts.

Extensions. The initial Portfolio of the Extendible Trust consists of U.S. Treasury Securities with "laddered" maturities of approximately one to five years. Therefore, approximately 20% of the initial Portfolio matures approximately once a year. The Sponsor is authorized to direct the reinvestment of the proceeds of each maturing Security into Extension Securities. Extensions of approximately 20% of the Portfolio at each maturity of Securities will continue through approximately
       (the "Extension Period") and, assuming the Extendible Trust does not terminate prior thereto, it is anticipated that there will be
      Extensions.

"Extension Securities" means Securities (i) issued by the U.S.
Treasury; (ii) with a fixed maturity date that is within three months of the fifth anniversary of the maturity date of the Security the proceeds of which are being reinvested in the Extension Security; (iii) purchased at par or, in order of preference, at a discount to, or premium over, par as close to par as practicable; (iv) that would not cause the Extendible Trust to cease to be rated in the category AAA by Standard & Poor's; and (v) that are not when, as and if issued obligations. The purchase of Extension Securities will not disqualify the Extendible Trust as a "regulated investment company" under the Code.

The guidelines under which the Extendible Trust will purchase Extension Securities take into account price and maturity date. Whenever a U.S. Treasury Security in the Extendible Trust's portfolio matures, the Extendible Trust's buyers (which may include the Sponsor which will charge a normal and customary brokerage fee) will purchase the most currently available 5-year U.S. Treasury Security at par. If no obligations are available at par, the buyer will select obligations with a price as close as possible to par. To preserve the Extendible Trust's par values, there will be a bias favoring discounts, when available. Therefore, discounted obligations will be selected so long as the discount is not more than three times the smaller premium available. That is, assuming no maturity date differences, if there is an obligation available at a price of $100.125, no alternative obligation will be selected at less than $99.625. If obligations mature at different dates within the three months permissible, in determining which obligations to purchase the Extendible Trust's buyers will increase the premium or discount of the bond by 25 cents (1/4 point) for every month away from the precise five year maturity date of the original obligation being extended. There will be no attempt to delay the purchase of the Extension Securities to take advantage of market movements.

The Portfolio of a Trust may contain Securities which were (or may be in the case of Extension Securities) acquired at a market discount. Such Securities trade at less than par value because the interest coupons thereon are lower than interest coupons on comparable debt securities being issued at currently prevailing interest rates. If such interest rates for newly issued and otherwise comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of Securities purchased at a market discount will increase in value faster than Securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase the value of Securities purchased at a market discount will decrease faster than Securities purchased at a premium. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

The Portfolio of a Trust may contain U.S. Treasury Obligations which have been (or may be in the case of Extension Securities) stripped of their unmatured interest coupons. The zero coupon Securities evidence the right to receive a fixed payment at a future date from the U.S. Government, and are backed by the full faith and credit of the U.S. Government. Zero coupon Securities are purchased at a deep discount because the buyer obtains only the right to a fixed payment at a fixed date in the future and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon Securities) is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the zero coupon Securities are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments.

The Portfolio of a Trust may contain Securities which were (or may be in the case of Extension Securities) acquired at a market premium. Such Securities trade at more than par value because the interest coupons thereon are higher than interest coupons on comparable debt securities being issued at currently prevailing interest rates. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparably rated debt securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Market premium attributable to interest changes does not indicate market confidence in the issue.

The contracts to purchase Securities delivered to the Trustee represent an obligation by issuers or dealers to deliver Securities to the Sponsor for deposit in a Trust. Contracts are typically settled and the Securities delivered within a few business days subsequent to the Initial Date of Deposit. The percentage of the aggregate principal amount of the Securities, if any, relating to "when, as and if issued" Securities or other Securities with delivery dates after the date of settlement for a purchase made on the Initial Date of Deposit is indicated in the Portfolio for a Trust. Interest on "when, as and if issued" and delayed delivery Securities begins accruing to the benefit of Unit holders on their dates of delivery. Because "when, as and if issued" Securities have not yet been issued, as of the Initial Date of Deposit a Trust is subject to the risk that the issuers thereof might decide not to proceed with the offering of such Securities or that the delivery of such Securities or the delayed delivery Securities may be delayed. If such Securities, or replacement securities described below, are not acquired by a Trust or if their delivery is delayed, the Estimated Yield to Next Extension Date for the Extendible Trust and the Estimated Returns for the Short-Intermediate Trust as set forth under "Special Information" may be reduced.

In the event of a failure to deliver any Securities that have been purchased for a Trust under a contract ("Failed Securities"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified securities ("Replacement Securities") to make up the original corpus of a Trust. The Replacement Securities must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities (i) must satisfy the criteria previously described for Securities originally included in a Trust, (ii) must maintain as far as practicable the original percentage relationship between the principal amounts of Securities of specified interest rates and years of maturities in a Portfolio, and (iii) shall not be "when, as and if issued" securities. Whenever Replacement Securities have been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unit holders of such Trust of the acquisition of the Replacement Securities and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Securities exceeded the cost of the Replacement Securities plus accrued interest. Except as provided below, once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of a Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment.

If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor shall refund the principal and accrued interest (at the coupon rate of the relevant Securities to the date the Sponsor is notified of the failure) attributable to such failed contract and the pro rata portion of the sales charge attributable to such failed contract not more than thirty days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unit holders. Unit holders should be aware that at the time of the receipt of such refunded principal they may not be able to reinvest such principal in other securities at a yield equal to or in excess of the yield which such principal would have earned for Unit holders had the Failed Securities been delivered to a Trust.

The Sponsor may, from time to time, deposit additional Securities in a Trust (while additional Units are to be offered to the public) maintaining, as close as practicable, the original percentage relationship between the principal amounts of Securities (including Extension Securities for the Extendible Trust) of specified interest rates and years of maturities in the Portfolio of such Trust. With respect to the Short-Intermediate Trust, the Sponsor has the limited right to direct the Trustee to purchase additional securities, which must satisfy the criteria previously described for Securities originally included in the Trust, with moneys held in the Principal Account of the Trust representing the proceeds of Securities sold as described under the caption "How May Securities be Removed from a Trust?" or the proceeds of Securities sold which proceeds are not required for the purpose of redemption of Units. In addition, through approximately the
first      years of the Extendible Trust the Sponsor will reinvest the proceeds of maturing Securities into Extension Securities with maturities of approximately five years and at prices at or close to par, if possible. If appropriate Extension Securities are not available in any of those years, and in each year subsequent to the Extension Period in which a Security matures, the proceeds will be distributed to the Unit holders upon maturity of the Securities (see "What is the First Trust Special Situations Trust?-Extensions").

Each Unit initially offered represents the fractional undivided interest in a Trust set forth in the "Summary of Essential Information." To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain substantially unchanged. However, if additional Units are issued by a Trust (in connection with the deposit by the Sponsor of additional Securities), the aggregate value of Securities in such Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit in the balance will be decreased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit holder, which may include the Sponsor, or until the termination of the Indenture.

Risk Factors

The Securities are direct obligations of the United States and are backed by its full faith and credit although the Units of a Trust are not so backed. The Securities are not rated but in the opinion of the Sponsor have credit characteristics comparable to those of securities rated "AAA" by nationally recognized rating agencies.

An investment in Units of a Trust should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the Securities and hence the Units will decline with increases in interest rates. The high inflation of prior years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future. U.S. Treasury Securities are not affected by credit risk but are subject to changes in market value resulting from changes in interest rates. Therefore, an investment in Units of the Trusts should be made with an understanding of the risks which an investment in fixed-rate short and intermediate term debt obligations may entail, including the risk that the value of the Portfolio and hence of the Units will decline with increases in interest rates. Extendible Trust Unit holders should also understand that while the weighted average maturity of the Portfolio is approximately 21/2 years, until approximately it will range from a low of 2 years to a high of 3 years, depending on the time to the next extension date.

What is the Rating of the Units?

Standard & Poor's has rated the Units of each Trust "AAA." This is the highest rating assigned by Standard & Poor's. See "Description of Standard & Poor's Rating." The obtaining of this rating by a Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of a Trust or the Units. Standard & Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of a Trust or sales by a Trust of Securities for less than the purchase price paid by a Trust will reduce payment to Unit holders of the interest and principal required to be paid on such Securities. There is no guarantee that the "AAA" investment rating with respect to the Units will be maintained. Standard & Poor's will be compensated by the Sponsor for its services in rating Units of a Trust.

What are Estimated Returns?

Debt securities are customarily offered to investors on a "yield price" basis (as contrasted to a "dollar price" basis) at the lesser of the price as computed to maturity of such debt security or to an earlier redemption date. Since Units of each Trust are offered on a dollar price basis, the estimated rate of return on an investment in Units of a Trust is stated in terms of "Estimated Yield to Next Extension Date" for the Extendible Trust and "Estimated Current Return and Estimated Long-Term Return" for the Short-Intermediate Trust.

At the opening of business on the Initial Date of Deposit, the Estimated Yield to Next Extension Date for the Extendible Trust and the Estimated Current Return (if applicable) and the Estimated Long-Term Return for the Short-Intermediate Trust are as set forth in the "Special Information" herein for each Trust. Estimated Current Return is computed by dividing the Estimated Net Annual Interest Rate per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Rate per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Current Return does not take into account timing of distributions of income and other amounts (including delays in distribution to Unit Holders), and it only partially reflects the effects of premiums paid and discounts realized in the purchase price of Units.

Unlike Estimated Current Return, Estimated Long-Term Return is a measure of the estimated return to the investor earned over the estimated life of a Trust. The Estimated Long-Term Return represents an average of the yields to estimated retirements of the Securities in a Trust and adjusted to reflect a compounding factor, expenses and sales charges.

Estimated Yield to Next Extension Date shows the net annual yield to investors from the date of purchase of Units until the Next Extension Date (i.e., the next date on which approximately 20% of the face value of the Portfolio matures). In calculating Estimated Yield to Next Extension Date, the average yield for the Portfolio is derived by weighting each Security's yield by the market value of the Security (but not by the time remaining to maturity). Once the average Portfolio yield is computed, this figure is then adjusted for estimated expenses and the effect of the applicable sales charge paid by investors. Estimated Yield to Next Extension Date does not take into account timing of distributions of income and other amounts (including delays in distribution to Unit holders), and it only partially reflects the effects of premiums paid and discounts realized in the purchase price of Units.

Estimated Current Return (if applicable), Estimated Long-Term Return and Estimated Yield to Next Extension Date are all subject to fluctuation with changes in the compositions of the Portfolio of a Trust and changes in market value of the underlying Securities and changes in fees and expenses, including sales charges, and therefore can be materially different than the figures set forth in "Special Information" herein for each Trust. In addition, return figures may not be directly comparable to yield figures used to measure other investments, and since return figures are based on certain assumptions and variables, the actual returns received by a Unit holder may be higher or lower.

In order to acquire certain of the Securities contracted for by the Sponsor for deposit in a Trust, it may be necessary to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts furnished by the Sponsor. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Securities with respect to which such payments have been made.

Record Dates for distributions of interest are the fifteenth day of each month. The Distribution Dates for distributions of interest are the last day of such month.

How is Accrued Interest Treated?

Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest thereon was paid. Interest on Securities in a Trust generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unit holders will receive on the next distribution date of a Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unit holder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement less any distributions from the Interest Account subsequent to the First Settlement Date. See "Rights of Unit Holders - How are Interest and Principal Distributed?"

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unit holders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unit holder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unit holders and since such Account is non-interest bearing to Unit holders, the Trustee benefits thereby.

What are the Expenses and Charges?

With the exception of bookkeeping and other administrative services provided to the Trusts, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trusts. Such bookkeeping and administrative charges may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. The fees payable to the Sponsor for such services may exceed the actual costs of providing such services for these Trusts, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for each Trust. The fee may exceed the actual costs of providing such supervisory services for these Trusts, but at no time will the total amount received for portfolio supervisory services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to First Trust Advisors L.P. of supplying such services in such year. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include underwriters or dealers of the Trusts.

For purposes of evaluation of the Securities in a Trust, the Evaluator will receive a fee as indicated in "Summary of Essential Information." The Trustee pays certain expenses of the Trusts for which it is reimbursed by each Trust. The Trustee will receive for its ordinary recurring services to each Trust an annual fee as indicated in "Special Information." For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders." The Trustee's and Evaluator's fees are payable monthly on or before each Distribution Date from the Interest Account to the extent funds are available and then from the Principal Account. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to a Trust is expected to result from the use of these funds. Both fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor.

Expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio and the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by the Trusts and charged off over a period not to exceed the lesser of five years from a Trust's Initial Date of Deposit or a Trust's Mandatory Termination Date. The following additional charges are or may be incurred by a Trust: all legal expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect such Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of such Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of such Trust; all taxes and other government charges imposed upon the Securities or any part of such Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on a Trust. In addition, the Trustee is empowered to sell Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Interest and Principal Accounts of such Trust. Due to the minimum principal amount in which Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.

Unless the Sponsor determines that such an audit is not required, the Indenture requires the accounts of a Trust shall be audited on an annual basis at the expense of such Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for Units, the Sponsor shall bear the cost of such annual audits to the extent such cost exceeds $0.50 per 100 Units. Unit holders of a Trust covered by an audit may obtain a copy of the audited financial statements from the Trustee upon request.

What is the Tax Status of Unit Holders?

Grantor Trust

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

1. The Short-Intermediate Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of such Trust under the Internal Revenue Code (the "Code") and income of such Trust will be treated as the income of the Unit holders under the Code. Each Unit holder will be considered to have received his or her pro rata share of income derived from each Trust asset when such income is received by the Short-Intermediate Trust.

2. Each Unit holder will have a taxable event when the Short-Intermediate Trust disposes of a Security, or when the Unit holder redeems or sells his Units. Unit holders must reduce the tax basis of their Units for their share of accrued interest received by the Short-Intermediate Trust, if any, on Securities delivered after the Unit holders pay for their Units to the extent that such interest accrued on such Securities during the period from the Unit holder's settlement date to the date such Securities are delivered to the Short-Intermediate Trust and, consequently, such Unit holders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Securities (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unit holder. The amount of such gain or loss is measured by comparing the Unit holder's pro rata share of the total proceeds from such disposition with the Unit holder's basis for his or her fractional interest in the asset disposed of. In the case of a Unit holder who purchases Units, such basis (before adjustment for earned original issue discount, amortized bond premium and accrued market discount (if the Unit holder has elected to include such market discount in income as it accrues), if any) is determined by apportioning the cost of the Units among each of the Short-Intermediate Trust's assets ratably according to value as of the date of acquisition of the Units. The tax cost reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unit holder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

3. The Short-Intermediate Trust may contain certain "zero coupon" Securities (the "Stripped Treasury Securities") that are treated as bonds that were originally issued at an original issue discount provided, pursuant to a Treasury Regulation (the "Regulation") issued on December 28, 1992, that the amount of original issue discount determined under Section 1286 of the Code is not less than a "de minimis" amount as determined thereunder. Because the Stripped Treasury Securities represent interests in "stripped" U.S. Treasury bonds, a Unit holder's initial cost for his pro rata portion of each Stripped Treasury Security held by the Short-Intermediate Trust (determined at the time he acquires his Units, in the manner described above) shall be treated as its "purchase price" by the Unit holder. Original issue discount is effectively treated as interest for Federal income tax purposes, and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unit holder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Stripped Treasury Securities held by the Short-Intermediate Trust as such original issue discount accrues and will, in general, be subject to Federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unit holders during such year to the extent it is not less than a "de minimis" amount as determined under the Regulation. To the extent that the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the Stripped Treasury Securities, this method will generally result in an increasing amount of income to the Unit holders each year. Unit holders should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discount.

4. The Unit holder's aliquot share of the total proceeds received on the disposition of, or principal paid with respect to, a Security held by the Short-Intermediate Trust will constitute ordinary income (which will be treated as interest income for most purposes) to the extent it does not exceed the accrued market discount on such Security that has not previously been included in taxable income by such Unit holder. A Unit holder may generally elect to include market discount in income as such discount accrues. In general, market discount is the excess, if any, of the Unit holder's pro rata portion of the outstanding principal balance of a Security over the Unit holder's initial tax cost for such pro rata portion, determined at the time such Unit holder acquires his Units. However, market discount with respect to any Security will generally be considered zero if it amounts to less than 0.25% of the obligation's stated redemption price at maturity times the number of years to maturity. The market discount rules do not apply to Stripped Treasury Securities because they are stripped debt instruments subject to special original issue discount rules as discussed above. If a Unit holder sells his Units, gain, if any, will constitute ordinary income to the extent of the aggregate of the accrued market discount on the Unit holder's pro rata portion of each Security that is held by the Short-Intermediate Trust that has not previously been included in taxable income by such Unit holder. In general, market discount accrues on a ratable basis unless the Unit holder elects to accrue such discount on a constant interest rate basis. However, a Unit holder should consult his own tax adviser regarding the accrual of market discount. The deduction by a Unit holder for any interest expense incurred to purchase or carry Units will be reduced by the amount of any accrued market discount that has not yet been included in taxable income by such Unit holder. In general, the portion of any interest expense which is not currently deductible would be ultimately deductible when the accrued market discount is included in income.

5. The Code provides that "miscellaneous itemized deductions" are allowable only to the extent that they exceed two percent of an individual taxpayer's adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law include a Unit holder's pro rata share of expenses paid by the Short-Intermediate Trust, including fees of the Trustee and the Evaluator but does not include amortizable bond premium on Securities held by the Short-Intermediate Trust.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

A Unit holder of the Short-Intermediate Trust who is not a citizen or resident of the United States or a United States domestic corporation (a "Foreign Investor") will not be subject to U.S. Federal income taxes, including withholding taxes on amounts distributed from the Short-Intermediate Trust (including any original issue discount) on, or any gain from the sale or other disposition of, his Units or the sale or disposition of any Securities by the Trustee, provided that (i) the interest income or gain is not effectively connected with the conduct by the Foreign Investor of a trade or business within the United States,
(ii) with respect to any gain, the Foreign Investor (if an individual) is not present in the United States for 183 days or more during the taxable year, and (iii) the Foreign Investor provides the required certification of his status and of the matters contained in clauses (i) and (ii) above, and further provided that the exemption from withholding for U.S. Federal income taxes for interest on any U.S. Securities shall only apply to the extent the Securities were issued after July 18, 1984.

Amounts otherwise distributable by the Short-Intermediate Trust to a Foreign Investor will generally be subject to withholding taxes under
Section 1441 of the Code unless the Unit holder timely provides his financial representative or the Trustee with a statement that (i) is signed by the Unit holder under penalties of perjury, (ii) certifies that such Unit holder is not a United States person, or in the case of an individual, that he is neither a citizen nor a resident of the United States, and (iii) provides the name and address of the Unit holder. The statement may be made, at the option of the person otherwise required to withhold, on Form W-8 or on a substitute form that is substantially similar to Form W-8. If the information provided on the statement changes, the beneficial owner must so inform the person otherwise required to withhold within 30 days of such change.

Each Unit holder (other than a foreign investor who has properly provided the certifications described in the preceding paragraph) will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Short-Intermediate Trust to such Unit holder will be subject to back-up withholding.

Investment in the Short-Intermediate Trust may be particularly well suited for purchase by funds and accounts of individual investors that are exempt from Federal income taxes such as Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans (see "Why are Investments in a Trust Suitable for Retirement Plans?").

The foregoing discussions relate only to Federal income taxes on distributions by the Short-Intermediate Trust. Foreign holders should consult their own tax advisers with respect to the foreign and United States Federal income tax consequences of ownership of Units.

The Sponsor believes that Unit holders who are individuals will not be subject to any state personal income taxes on the interest received by the Short-Intermediate Trust and distributed to them. However, Unit holders (including individuals) may be subject to state and local taxes on any capital gains (or market discount treated as ordinary income) derived from the Short-Intermediate Trust and to other state and local taxes (including corporate income or franchise taxes, personal property or intangible taxes, and estate or inheritance taxes) on their Units or the income derived therefrom. In addition, individual Unit holders (and any other Unit holders which are not subject to state and local taxes on the interest income derived from the Short-Intermediate Trust) will probably not be entitled to a deduction for state and local tax purposes for their share of the fees and expenses paid by the Short-Intermediate Trust, for any amortized bond premium or for any interest on indebtedness incurred to purchase or carry their Units. Therefore, even though the Sponsor believes that interest income from the Short-Intermediate Trust is exempt from state personal income taxes in all states, Unit holders should consult their own tax advisers with respect to state and local taxation of the purchase, ownership and disposition of Units.

It should be remembered that even if distributions are reinvested through the Distribution Reinvestment Option they are still treated as distributions for income tax purposes (see "How Can Distributions to Unit Holders be Reinvested?").

Regulated Investment Company

The Extendible Trust, which is an association taxable as a corporation under the Internal Revenue Code, intends to qualify for and elect tax treatment as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). By qualifying for and electing such treatment, the Extendible Trust will not be subject to Federal income tax on taxable income or net capital gains distributed to Unit holders. Under the Code, an excise tax is imposed on the Extendible Trust to the extent such Trust fails to timely distribute specified percentages of the Trust's net investment income and capital gain net income. The Extendible Trust intends to timely distribute taxable income and capital gains to avoid the imposition of such tax.

The Extendible Trust intends to file its Federal income tax return on a calendar year basis. In any taxable year of the Extendible Trust, the distributions of the Trust's income, other than distributions which are designated as capital gain dividends, will constitute dividends taxable as ordinary income to the Unit holders to the extent that the amount of such distributions do not exceed the current and accumulated earnings and profits of the Extendible Trust. Distributions will not be eligible for the dividends received deduction for corporations. Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Extendible Trust as long as the Units of a Trust are held by or for 500 or more persons at all times during the taxable year. In the event the Units of a Trust are held by fewer than 500 persons, additional taxable income will be realized by the individual Unit holders in excess of the distributions received from the Trust.

Distributions by the Extendible Trust that are designated by it as capital gain dividends will be taxable to Unit holders as long-term capital gains, regardless of the length of time the Units have been held by a Unit holder. However, if a Unit holder receives a long-term capital gain dividend (or is allocated a portion of the Trust's undistributed long-term capital gain) and sells his Units at a loss prior to holding them for 6 months, such loss will be recharacterized as long-term capital loss to the extent of such long-term capital gain received as a dividend or allocated to a Unit holder. Distributions in partial liquidation reflecting the proceeds of prepayments, redemptions, maturities (including monthly mortgage payments of principal) or sales of Securities (exclusive of net capital gain) will not be taxable to Unit holders to the extent that they represent a return of capital for tax purposes. The portion of distributions which represents a return of capital will, however, reduce a Unit holder's basis in his Units, and to the extent they exceed the basis of his Units will be taxable as a capital gain. A Unit holder will realize a taxable gain or loss when his Units are sold or redeemed for an amount different from his original cost after reduction for previous distributions to the extent that they represented a return of capital. Provided that Units constitute capital assets in the hands of a Unit holder, such gain or loss will constitute either a long-term or short-term capital gain or loss depending upon the length of time the Unit holder has held his Units. For taxpayers other than corporations, net capital gains are presently subject to a maximum stated marginal tax rate of 28 percent.

If a Security has been purchased by the Extendible Trust at a market discount (i.e., for a purchase price less than its outstanding principal amount), a portion of each payment of principal on the Security will constitute ordinary income to the Extendible Trust to the extent of any accrued market discount. In the case of a Security, the amount of market discount that is deemed to accrue each month shall generally be the amount of discount that bears the same ratio to the total amount of remaining market discount that the amount of interest paid during the accrual period (each month) bears to the total amount of interest remaining to be paid on the Security as of the beginning of the accrual period.

Each Unit holder of the Extendible Trust shall receive an annual statement describing the tax status of the distributions paid by the Extendible Trust.

Investment in the Extendible Trust may be particularly well suited for purchase by funds and accounts of individual investors that are exempt from Federal income taxes such as Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. (See "Why are Investments in a Trust Suitable for Retirement Plans?")

The foregoing discussions relate only to Federal income taxes on distributions by the Extendible Trust; such distributions may also be subject to state and local taxation. Unit holders should consult their own tax advisers regarding questions of state and local taxation applicable to the Units. Foreign holders should consult their own tax advisers with respect to United States Federal income tax consequences of ownership of Units.

The Sponsor believes that Unit holders who are individuals will not be subject to any state personal income taxes on the interest received by the Extendible Trust and distributed to them. However, Unit holders (including individuals) may be subject to state and local taxes on any capital gains (or market discount treated as ordinary income) derived from the Extendible Trust and to other state and local taxes (including corporate income or franchise taxes, personal property or intangible taxes, and estate or inheritance taxes) on their Units or the income derived therefrom. In addition, individual Unit holders (and any other Unit holders which are not subject to state and local taxes on the interest income derived from the Extendible Trust) will probably not be entitled to a deduction for state and local tax purposes for their share of the fees and expenses paid by the Extendible Trust, for any amortized bond premium or for any interest on indebtedness incurred to purchase or carry their Units. Therefore, even though the Sponsor believes that interest income from the Extendible Trust is exempt from state personal income taxes in all states, Unit holders should consult their own tax advisers with respect to state and local taxation of the purchase, ownership and disposition of Units.

It should be remembered that even if distributions are reinvested through the Distribution Reinvestment Option they are still treated as distributions for income tax purposes (see "How Can Distributions to Unit Holders be Reinvested?").

Why are Investments in a Trust Suitable for Retirement Plans?

A Trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Each Trust will waive the $1,000 minimum investment requirement for tax-deferred retirement plan accounts. The minimum investment is $250 for tax-deferred retirement plans such as IRA accounts. Fees and charges with respect to such plans may vary.

How Can Distributions to Unit Holders be Reinvested?

Principal from maturing Securities in the Extendible Trust will be automatically reinvested by the Trustee into Extension Securities during the Extension Period. Thereafter, this principal will be distributed to Unit holders.

Universal Distribution Option. Unit holders may elect participation in a Universal Distribution Option which permits a Unit holder to direct the Trustee to distribute principal (to the extent not used to acquire

Extension Securities for the Extendible Trust) and interest payments to any other investment vehicle of which the Unit holder has an existing account. For example, at a Unit holder's direction, the Trustee would distribute automatically on the applicable distribution date interest income or principal on the participant's Units to, among other investment vehicles, a Unit holder's checking, bank savings, money market, insurance, reinvestment or any other account. All such distributions, of course, are subject to the minimum investment and sales charges, if any, of the particular investment vehicle to which distributions are directed. The Trustee will notify the participant of each distribution pursuant to the Universal Distribution Option. The Trustee will distribute directly to the Unit holder any distributions which are not accepted by the specified investment vehicle. A participant may at any time, by so notifying the Trustee in writing, elect to terminate his participation in the Universal Distribution Option and directly receive future distributions on his Units.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is determined by adding to the Evaluator's determination of the aggregate offering price of the Securities in a Trust, including any money in the Principal Account other than money required to redeem tendered Units, a sales charge of 1.95% of the Public Offering Price (which is equivalent to 1.989% of the net amount invested) for each Trust. During the initial offering period, the Sponsor's Repurchase Price is equal to the Evaluator's determination of the aggregate offering price of the Securities in a Trust. For secondary market sales after the completion of the initial offering period, the Public Offering Price is based on the Evaluator's determination of the aggregate bid price of the Securities in a Trust, including any money in the Principal Account other than money required to redeem tendered Units, and also includes a sales charge of 1.95% of the Public Offering Price (which is equivalent to 1.989% of the net amount invested) for each Trust. Also added to the Public Offering Price is a proportionate share of interest accrued but unpaid on the Securities after the First Settlement Date to the date of settlement of Units (see "How is Accrued Interest Treated?").

The applicable sales charge for each Trust during the initial offering period is reduced by a discount as indicated below for volume purchases (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

               Dollar Amount            Discount
               of Transaction           Expressed as a
               at Public                Percentage of
               Offering Price           Public Offering Price
               ___________________      _____________________
               $250,000 to 499,999      .05%
               $500,000 to 999,999      .10%
               $1,000,000 or more       .25%

Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker/dealer, bank or other selling agent. This reduced sales charge structure will apply on all purchases of Units in either Trust by the same person on any one day from any one dealer. For purposes of calculating the applicable sales charge, purchases of Units in the Trusts will be aggregated together but will not be aggregated with any other purchases by the same person of units in any series of tax-exempt or other unit investment trusts sponsored by Nike Securities L.P. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust or single fiduciary account. The purchaser must inform the dealer of any such combined purchase prior to the sale in order to obtain the indicated discount. With respect to employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, Underwriters, dealers and their
affiliates, the sales charge is reduced by       % of the Public
Offering Price for purchases of Units during the primary and secondary market public offering periods.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Offering - How are Units Distributed?") by investors who purchase Units through registered investment advisers, certified financial planners or registered broker/dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

On the Initial Date of Deposit, the Public Offering Price per Unit with respect to each Trust is as indicated in the "Summary of Essential Information" for each Trust. In addition to fluctuations in the amount of interest accrued but unpaid on Securities in a Trust, the Public Offering Price at any time during the initial offering period will vary from the Public Offering Price stated herein in accordance with fluctuations in the prices of the underlying Securities.

The aggregate price of the Securities in a Trust is determined by Securities Evaluation Service, Inc. acting as evaluator (the "Evaluator") on the basis of offering prices or bid prices as is appropriate, (1) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in Securities comparable to those held by a Trust; (2) if such prices are not available for any of the Securities, on the basis of current market prices for comparable securities; (3) by determining the value of the Securities by appraisal; or (4) by any combination of the above.

During the initial public offering period, a determination of the aggregate price of the Securities in a Trust is made by the Evaluator on an offering price basis, as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each day on which it is open, effective for all sales made subsequent to the last preceding determination. For secondary market purposes, the Evaluator will be requested to make such a determination, on a bid price basis, as of the close of trading on the New York Stock Exchange on each day on which it is open, effective for all sales, purchases or redemptions made subsequent to the last preceding determination.

The Public Offering Price of the Units during the initial offering period is equal to the offering price per Unit of the Securities in a Trust plus the applicable sales charge. After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the bid price per Unit of the Securities in a Trust plus the applicable sales charge. The offering price of Securities in a Trust was greater than the bid price of such Securities on the Initial Date of Deposit by the aggregate amount and the amount per Unit indicated in "Portfolio" for each Trust.

Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. A person will become owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. Initial transaction statements for Units held in uncertificated form representing Units so ordered will be issued to the registered owner of such Units within two business days of the issuance of such Units. See "Rights of Unit Holders - How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Securities are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Securities in a Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Securities in a Trust plus or minus a pro rata share of cash, if any, in the Income and Capital Accounts of such Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.

It is the intention of the Sponsor to qualify Units of a Trust for sale in a number of states. Sales initially will be made to dealers and others at prices which represent a concession or agency commission of 1.1% of the Public Offering Price for each Trust, but the Sponsor reserves the right to change the amount of the concession to dealers and others from time to time. Certain commercial banks may be making Units of a Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts as indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law. Volume concessions of an additional 0.10% of the Public Offering Price will be given to any broker/dealer, bank or other selling agent, who reaches cumulative firm sales for purchases made from the Sponsor of at least $1,000,000 from the initial
date of the offering through       , 1996. After a firm has met the
minimum $1,000,000 volume level, volume concessions will be given on all trades originated from or by that firm, including those placed prior to reaching the $1,000,000 level, and will continue to be given during the entire initial offering period.

What are the Profits of the Sponsor?

The Underwriters, including the Sponsor, will receive a gross sales commission equal to 1.95% of the Public Offering Price (equivalent to 1.989% of the net amount invested) for each Trust, less any reduced sales charge for volume purchases as described under "Public Offering-How is the Public Offering Price Determined?" See "Underwriting" for information regarding additional concessions available to Underwriters, dealers and others. The Sponsor will receive from the other Underwriters
the excess of such gross sales commission over      % of the Public
Offering Price for each Trust. In addition, the Sponsor may be considered to have realized a profit or the Sponsor may be considered to have sustained a loss, as the case may be for each Trust, in the amount of any difference between the cost of the Securities to such Trust and the cost of such Securities to the Sponsor. See "Portfolio" for each Trust under the heading "Profit or (Loss) to Sponsor" for the Sponsor's profit or loss on the Initial Date of Deposit. During the initial offering period, the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the offering prices of the Securities and hence in the Public Offering Price received by the Underwriters upon the sale of Units.

In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased (based on the bid of the Securities in a Trust) and the price at which Units are resold (which price is also based on the bid prices of the Securities in such Trust and includes a sales charge of 1.95% for each Trust) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.

Will There be a Secondary Market?

After the initial offering period, although it is not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously to offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid price of the Securities in the portfolio of a Trust plus interest accrued to the date of settlement. To the extent that a secondary market is maintained during the initial offering period with respect to the Trusts, the prices at which Units of a Trust will be repurchased will be based upon the aggregate offering side evaluation of the Securities in the portfolio of a Trust. The aggregate bid prices of the underlying Securities in each Trust, upon which the Sponsor's Repurchase Price and the Redemption Price are based, are expected to be less than the related aggregate offering prices

(which is the evaluation method used during the initial public offering period). All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of the Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issues and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred, and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Interest and Principal Distributed?

As described above for the Extendible Trust, during the Extension Period all principal from maturing Securities will be reinvested in Extension Securities. Commencing with the first distribution date for the Short-Intermediate Trust and after the Extension Period for the Extendible Trust, the pro rata share of cash in the Principal Account will be computed as of the fifteenth day of each month and distributions to the Unit holders as of such Record Date will be made on the last day of such month. Proceeds from the disposition of any of the Securities or amounts representing principal on the Securities received after such Record Date and prior to the following Distribution Date will be held in the Principal Account and not distributed until the next Distribution Date. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor make a distribution from the Principal Account unless the amount available for distribution shall equal at least $1.00 per 100 Units.

The Trustee will credit to the Interest Account all interest received by a Trust, including moneys representing penalties for the failure to make timely payments on Securities or liquidated damages for default or breach of any condition or term of the Securities and that part of the proceeds of any disposition of Securities which represents accrued interest. Other receipts will be credited to the Principal Account. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date after the purchase.

As of the fifteenth day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of a Trust. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the assets of such Trust until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee.

Record Dates for monthly distributions will be the fifteenth day of each month. Distributions will be made on the last day of such month. Distributions for an IRA, Keogh, pension fund or other tax-deferred retirement plan will not be sent to the individual Unit holder; these distributions will go directly to the custodian of the plan to avoid the penalties associated with premature withdrawals from such accounts.

What Reports Will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of record, a statement as to (1) the Interest Account: interest received (including amounts representing interest received upon any disposition of Securities, penalties for the failure to make timely payments on Securities or liquidated damages for default or breach of any condition or term of the Securities), deductions for payment of applicable taxes and for fees and expenses of a Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share per Unit outstanding on the last business day of such calendar year; (2) the Principal Account: payments of principal on Securities, the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing interest), deduction for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount per Unit; (3) the Securities (including Extension Securities in the Extendible Trust) held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; (5) the dollar amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated; and (6) such other information as the Trustee may deem appropriate. Unit holders of Units in uncertificated form shall receive no less frequently than once each year a dated written statement containing the name, address and taxpayer identification number, if any, of the registered owner, the number of Units registered in the name of the registered owner on the date of the statement and certain other information, that will be provided as required under applicable law.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its corporate trust office in the City of New York of the certificates representing the Units to be redeemed, or, in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time), the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be canceled.

Accrued interest to the settlement date paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in a Trust while the Public Offering Price of Units during the initial offering period will be determined on the basis of the offering price of the Securities as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on the date any such determination is made. At the opening of business on the Initial Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Securities in a Trust and includes the sales charge) exceeded the Unit value at which Units could have been redeemed (based upon the current bid prices of the Securities in each Trust) by the amount per Unit set forth in the "Summary of Essential Information." The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee on the basis of (1) the cash on hand in a Trust or moneys in the process of being collected, (2) the value of the Securities in a Trust based on the bid prices of the Securities and (3) interest accrued on the Securities, less (a) amounts representing taxes or other governmental charges payable out of a Trust and (b) the accrued expenses of a Trust. The Evaluator may determine the value of the Securities in a Trust (1) on the basis of current bid prices of the Securities obtained from dealers or brokers who customarily deal in securities comparable to those held by a Trust, (2) on the basis of bid prices for securities comparable to any securities for which bid prices are not available, (3) by determining the value of the Securities by appraisal, or (4) by any combination of the above.

The difference between the bid and offering prices of such Securities may be expected to average 1/16 to 1/4 of 1% of the principal amount of such Securities. Therefore, the price at which Units may be redeemed could be less than the price paid by the Unit holder. At the opening of business on the Initial Date of Deposit the aggregate current offering price of such Securities exceeded the Redemption Price (based upon current bid prices of such Securities) by the aggregate amount and the amount per Unit indicated in "Portfolio" for each Trust.

The Trustee is empowered to sell underlying Securities in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of a Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Securities be Removed from a Trust?

The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Securities in the event certain events occur that adversely affect the value of Securities including default in payment of interest or principal, default in payment of interest or principal of other obligations guaranteed or backed by the full faith and credit of the United States of America, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors.

If any default in the payment of principal or interest on any Security occurs and if the Sponsor fails to instruct the Trustee to sell or to hold such Security within thirty days after notification by the Trustee to the Sponsor of such default, the Trustee may, in its discretion, sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

The Trustee is also empowered to sell, for the purpose of redeeming Units tendered by any Unit holder, and for the payment of expenses for which funds may not be available, such of the Securities in a list furnished by the Sponsor as the Trustee in its sole discretion may deem necessary. Except as stated under "What is the First Trust Special Situations Trust?", the acquisition by a Trust of any securities other than the Securities initially deposited is prohibited.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, The First Trust Special Situations Trust, The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investments trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (708) 241-4141. As of December 31, 1994, the total partners' capital of Nike Securities L.P. was $10,863,058 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank (National Association), a national banking association with its principal executive office located at 1 Chase Manhattan Plaza, New York, New York 10081 and its unit investment trust offices at 770 Broadway, New York, New York 10003. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is Securities Evaluation Service, Inc., 531 East Roosevelt Road, Suite 200, Wheaton, Illinois 60187. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee), provided that the Indenture is not amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in a Trust, except for the substitution of Replacement Securities for Failed Securities or the purchase of additional Securities pursuant to the Indenture. In the event of any amendment, the Trustee is obligated to notify promptly all Unit holders of the substance of such amendment.

A Trust may be liquidated at any time by consent of 100% of the Unit holders or by the Trustee when the principal amount of the Securities owned by such Series as shown by any evaluation, is less than the lower of $1,000,000 or 10% of the total principal amount of the Securities initially deposited in such Series, or in the event that Units not yet sold aggregating more than 60% of the Units initially deposited are tendered for redemption by the Sponsor. If a Trust is liquidated because of the redemption of unsold Units by the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Indenture will terminate upon the redemption, sale or other disposition of the last Security held thereunder, but in no event shall it continue
beyond              with respect to the Extendible Trust or
        with respect to the Short-Intermediate Trust. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders. Within a reasonable period after termination, the Trustee will sell any Securities remaining in a Trust, and, after paying all expenses and charges incurred by a Trust, will distribute to each Unit holder (including the Sponsor if it then holds any Units), upon surrender for cancellation of his Units, his pro rata share of the balances remaining in the Interest and Principal Accounts, all as provided in the Indenture.

Legal Opinions

The legality of the Units offered hereby will be passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, will act as counsel for the Trustee.

Experts

The statements of net assets, including the portfolios, of the Trusts at the opening of business on the Initial Date of Deposit, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              UNDERWRITING

On the Initial Date of Deposit, the Underwriters of each Trust became the owners of the Units of such Trust and entitled to the benefits thereof, as well as the risks inherent therein.


    First Trust U.S. Treasury Securities Trust, Extendible, Series 1
Name                                Address                                                Units
____                                _______                                                _____
Sponsor
Nike Securities L.P.    1001 Warrenville Road, Lisle, IL  60532

Underwriters*

                                                                                           _____

                                                                                           =====


First Trust U.S. Treasury Securities Trust, Short-Intermediate, Series 7

Name                                Address                                                Units
____                                _______                                                _____
Sponsor
Nike Securities L.P.    1001 Warrenville Road, Lisle, IL  60532

Underwriters*

                                                                                           _____

                                                                                           =====

[FN]
________________
* Each Underwriter has indicated an intention to purchase a total of 100,000 Units from the Sponsor either on the Initial Date of Deposit or during the initial offering period.

The Agreement Among Underwriters provides that a public offering of the Units will be made at the Public Offering Price described in the Prospectus. Units may also be sold to dealers and others at prices representing a concession or agency commission of 1.1% of the Public Offering Price per Unit for each Trust for primary and secondary market sales. See "Public Offering-How is the Public Offering Price Determined?" for additional dealer concessions for volume purchases. However, resales of Units by such dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time.

Certain Underwriters have agreed to underwrite additional Units of the Short-Intermediate Trust as they become available. In addition to the concessions described in "Public Offering-What are the Profits of the Sponsor?", Underwriters may be eligible for additional concessions as set forth in the following table:


                                                      Dollar Amount                 Underwriting Concession
                                                      of Units                      as a Percentage of the
Trusts                                                Underwritten                  Public Offering Price
_____                                                 _____________                 _______________________
First Trust U.S. Treasury Securities Trust,
     Extendible, Series 1                             $1,000,000 or more            1.20%
First Trust U.S. Treasury Securities Trust,
     Short-Intermediate, Series 7                     $1,000,000 or more            1.10%

Total underwriting concession is based on the number of Units an Underwriter has indicated its intention to purchase on the Initial Date of Deposit.

From time to time the Sponsor may implement programs under which Underwriters and dealers of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of an Underwriter or dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriter or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying Underwriters or dealers for certain services or activities which are primarily intended to result in sales of Units of a Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that a Trust will receive from the Units sold.

A comparison of estimated current returns and estimated long-term returns with the returns on various investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on a Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. Bank CDs and money market accounts, for example, are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

                               First Trust U.S. Treasury Securities Trust
                               Extendible, Series 1


Special Information
Calculation of Estimated Net Annual Unit Income
   Estimated Annual Interest Income per Unit                                       $
   Less: Estimated Annual Expense per Unit                                         $
   Estimated Net Annual Interest Income per Unit                                   $
Calculation of Interest Distribution per Unit
   Estimated Net Annual Interest Income per Unit                                   $
   Divided by 12                                                                   $
Estimated Daily Rate of Net Interest Accrual per Unit                              $
Estimated Yield to Next Extension Date Based on Public Offering Price (1)                %
CUSIP

Trustee's Annual Fee                    $    per Unit outstanding
                                        annually, exclusive of expenses
                                        of the Trust, commencing
                                                , 1996.

Distributions

Estimated first distribution of $   per Unit will be paid on
               , 1996 to Unit holders of record on                 , 1996
        (The First General Record Date).
Subsequent distributions will be paid on the last day of each month to holders of record of Units on the fifteenth day of such month.
No distributions need be made from the Principal Account if the balance therein is less than $1.00 per 100 Units.

[FN]
___________________

(1) Estimated Yield to Next Extension Date (initially           ,199  ,
shows the net annual yield to investors holding until the Next Extension Date (i.e., the next date on which approximately 20% of the aggregate face amount of the Portfolio matures), weighted to reflect market value of each Security in the Portfolio (including discounts and premiums), and taking into account estimated expenses and the sales charge as a percentage of the Public Offering Price. Estimated Yield to Next Extension Date is not weighted to reflect the time to maturity of the Securities in the Portfolio. This figure will vary with the purchase price of the Units (including the sales charge), changes in Trust income and expenses and changes in Portfolio composition (including dispositions and Extensions of Securities). In addition, distributions of income on Units are generally subject to certain delays; if the Estimated Yield to Next Extension Date took these delays into account, it would be lower. Therefore, it can be expected that the Estimated Yield to Next Distribution Date will fluctuate in the future. See "Rights of Unit Holders-Extensions."

                                                                Portfolio

                              FIRST TRUST U.S. TREASURY SECURITIES TRUST,
                                                     EXTENDIBLE, SERIES 1
                     The First Trust Special Situations Trust, Series 144
                At the Opening of Business on the Initial Date of Deposit
                                                                   , 1996


Principal Amount                                                          Cost of         Profit
of U.S. Treasury           Coupon                         Cost to         Securities      or (Loss)
Securities                 Rate           Maturity        Sponsor (1)     to Trust (2)    to Sponsor
________________           ______         ________        ___________     ___________     __________

$                                                         $               $               $







____________                                              __________      __________      __________
$                                                         $               $               $
============                                              ==========      ==========      ==========


[FN]

__________________

(1) All Securities on the Initial Date of Deposit are represented by the Sponsor's contracts to purchase such Securities. Such contracts were
acquired by the Sponsor on                  , 1996. Interest will begin
accruing to the benefit of Unit holders from                   , 1996,
the First Settlement Date of the Trust.

(2) The cost of the Securities to the Trust represents the offering side evaluation of the Securities as determined by Securities Evaluation Service, Inc. The offering side evaluation is greater than the current bid side evaluation of the Securities which is the basis on which Redemption Price per Unit is determined. The aggregate value based on the bid side evaluation at the opening of business on the Initial Date
of Deposit was $  , which is $   ($      per Unit;    % of the aggregate
principal amount) lower than the aggregate cost of the Securities to the Trust based on the offering side evaluation.

                              First Trust U.S. Treasury Securities Trust,
                                             Short-Intermediate, Series 7


Special Information
Calculation of Estimated Net Annual Unit Income
   Estimated Annual Interest Income per Unit                                       $
   Less: Estimated Annual Expense per Unit                                         $
   Estimated Net Annual Interest Income per Unit                                   $
Calculation of Interest Distribution per Unit
   Estimated Net Annual Interest Income per Unit                                   $
   Divided by 12                                                                   $
Estimated Daily Rate of Net Interest Accrual per Unit                              $
Estimated Current Return Based on Public Offering Price (1)                              %
Estimated Long-Term Return Based on Public Offering Price (1)                            %
CUSIP


Trustee's Annual Fee                    $   per Unit outstanding
                                        annually, exclusive of expenses
                                        of the Trust, commencing
                                                        , 1996.

Distributions

Estimated first distribution of $   per Unit will be paid on
             , 1996 to Unit holders of record on              , 1996
      (The First General Record Date).

Subsequent distributions will be paid on the last day of each month to holders of record of Units on the fifteenth day of such month.

No distributions need be made from the Principal Account if the balance therein is less than $1.00 per 100 Units.

[FN]
___________________

(1) The Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee, Sponsor and Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields, (which takes into account the amortization of premiums and the accretion of discounts) and maturity of all of the Securities in the Trust and (2) takes into account a compounding factor and the expenses and sales charge associated with each Unit of such Series. Since the market values and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the date and estimated amount of principal returned while the Estimated Current Return calculation includes only the Net Annual Interest Income and Public Offering Price. Neither rate reflects the true return to Unit holders which is lower because neither includes the effect of certain delays in distributions to Unit holders. These figures are based on per 100 Unit cash flows. Cash flows will vary with changes in fees and expenses, with the principal prepayment, redemption, maturity, exchange or sale of the underlying Securities.

Page 28
                                                                Portfolio

                              FIRST TRUST U.S. TREASURY SECURITIES TRUST,
                                             SHORT-INTERMEDIATE, SERIES 7
                     The First Trust Special Situations Trust, Series 144
                At the Opening of Business on the Initial Date of Deposit

                                                                   , 1996


Principal Amount                                                         Cost of            Profit
of U.S. Treasury          Coupon                         Cost to         Securities         or (Loss)
Securities (1)            Rate           Maturity        Sponsor (2)     to Trust (3)       to Sponsor
________________          ______        _________        ___________     ____________       __________
$                                                        $               $                  $







___________                                              __________      __________         __________
$                                                        $               $                  $
===========                                              ==========      ==========         ==========


[FN]
___________________

(1) The First Trust U.S. Treasury Securities Trust, Short-Intermediate,
Series 7 consists of                  obligations. Each of the
Securities represents 20% of the aggregate principal amount of the Securities in the Trust. See "What is the First Trust Special Situations Trust?" All of the U.S. Treasury Securities in Series 7 consist of maturities of approximately 1-3 years which are "laddered" to return 40% of the Unit holders' principal in 199__, 40% in 199__ and 20% in 199__.

(2) All Securities on the Initial Date of Deposit are represented by the Sponsor's contracts to purchase such Securities. Such contracts were
acquired by the Sponsor on                  , 1996. Interest will begin
accruing to the benefit of Unit holders from                   , 1996,
the First Settlement Date of the Trust.

(3) The cost of the Securities to the Trust represents the offering side evaluation of the Securities as determined by Securities Evaluation Service, Inc. The offering side evaluation is greater than the current bid side evaluation of the Securities which is the basis on which Redemption Price per Unit is determined. The aggregate value based on the bid side evaluation at the opening of business on the Initial Date
of Deposit was $    , which is $    ($      per Unit;      % of the
aggregate principal amount) lower than the aggregate cost of the Securities to the Trust based on the offering side evaluation.

                     REPORT OF INDEPENDENT AUDITORS



The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 144


We have audited the accompanying statements of net assets, including the portfolios, of the First Trust Special Situations Trust, Series 144, comprised of First Trust U.S. Treasury Securities Trust, Extendible, Series 1 and First Trust U.S. Treasury Securities Trust, Short-Intermediate, Series 7, as of the opening of business on , 1996. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letters of credit held by the Trustee and deposited in the Trusts at the
opening of business on                 , 1996. An audit also includes
assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of the First Trust Special Situations Trust, Series 144, comprised of First Trust U.S. Treasury Securities Trust, Extendible, Series 1 and First Trust U.S. Treasury Securities Trust, Short-Intermediate, Series 7, at the
opening of business on                 , 1996 in conformity with
generally accepted accounting principles.





                                      ERNST & YOUNG LLP

Chicago, Illinois
                , 1996

                                Statements of Net Assets
                       The First Trust Special Situations Trust, Series 144
                   At the Opening of Business on the Initial Date of Deposit
                                                                     , 1996


                                                                            First Trust          First Trust
                                                                            U.S. Treasury        U.S. Treasury
                                                                            Securities Trust,    Securities Trust,
                                                                            Extendible,          Short-Intermediate,
                                                                            Series 1             Series 7
                                                                            ________________     ___________________
NET ASSETS
Delivery statements relating to Sponsor's
     contracts to purchase Securities (1)(2)                                $                    $
Accrued interest on underlying Securities (2)(3)                            ___________          ___________
Organizational and offering costs (4)

Less distributions payable (3)                                              ___________          ___________
Less accrued organizational and offering costs (4)
Net assets                                                                  $                    $
                                                                            ===========          ===========
Outstanding Units of fractional undivided interest



ANALYSIS OF NET ASSETS
Cost to investors (5)                                                       $                    $
Less gross underwriting commissions (5)                                       ( )                  (  )
                                                                            ___________          ___________
Net assets                                                                  $                    $
                                                                            ===========          ===========


[FN]

                    NOTES TO STATEMENTS OF NET ASSETS

(1) The aggregate offering price of the Securities each Trust listed under "Portfolio" on the Initial Date of Deposit herein and their cost to the applicable Trust are the same. The offering price shown above has been determined by Securities Evaluation Service, Inc., certain shareholders of which are officers of the Sponsor.

(2) Pursuant to delivery statements relating to contracts to purchase Securities, an irrevocable letter of credit held by the Trustee has been deposited in each Trust as collateral. The amount of available letter of credit and the amount expected to be utilized as collateral for each Trust is shown below. The amount expected to be utilized is (a) the cost to the respective Trust of the principal amount of the Securities to be purchased, (b) accrued interest on those Securities to the Initial Date of Deposit and (c) accrued interest on those Securities from the Initial Date of Deposit to the expected dates of delivery of the Securities.


                                                                                             Accrued           Accrued
                                                                             Aggregate       Interest to       Interest to
                                               Letter of Credit              Offering        Initial           Expected
                                                              To be          Price of        Date of           Dates of
Series                                     Available          Utilized       Securities      Deposit           Delivery
_____                                      _________          ________       __________      ___________       ___________
First Trust U.S. Treasury Securities
    Trust, Extendible, Series 1            $                  $              $               $                 $
First Trust U.S. Treasury Securities,
    Trust Short-Intermediate, Series 7     $                  $              $               $                 $


(3) The Trustee will advance to each Trust the amount of accrued
interest to                   , 1996, the First Settlement Date of each
Trust, for distribution to the Sponsor as the Unit Holder of record.

(4) Each Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed five years from the Initial Date of Deposit. The estimated organizational and offering costs are based on
      Units of each Trust expected to be issued, respectively. To the extent either number of Units issued is larger or smaller, the estimate for such Trust will vary.

(5) The aggregate cost to investors (exclusive of accrued interest) and the aggregate gross underwriting commissions of 1.95% for each Trust are computed assuming no reduction of sales charge for quantity purchases.

                DESCRIPTION OF STANDARD & POOR'S RATING*

A Standard & Poor's rating on the units of an investment trust (hereinafter referred to collectively as "units" and "trust") is a current assessment of creditworthiness with respect to the investments held by such trust. This assessment takes into consideration the financial capacity of the issuers and of any guarantors, insurers, lessees or mortgagors with respect to such investments. The assessment, however, does not take into account the extent to which trust expenses or portfolio asset sales for less than the trust's purchase price will reduce payment to the Unit holder of the interest and principal required to be paid on the portfolio assets. In addition, the rating is not a recommendation to purchase, sell, or hold units, inasmuch as the rating does not comment as to market price of the units or suitability for a particular investor.

Trusts rated "AAA" are composed exclusively of assets that are rated "AAA" by Standard & Poor's or, have, in the opinion of Standard & Poor's, credit characteristics comparable to assets rated "AAA," or certain short-term investments. Standard & Poor's defines its "AAA" rating for such assets as the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is very strong.
________________________

* As described by Standard & Poor's.

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Page 33
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Page 34
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Page 35

CONTENTS:

Summary of Essential Information:
First Trust U.S. Treasury Securities
      Trust, Extendible, Series 1                         3
First Trust U.S. Treasury Securities
      Trust, Short-Intermediate, Series 7                 4
The First Trust Special Situations Trust, Series 144:
      What is the First Trust Special Situations Trust?   5
      Risk Factors                                        8
      What is the Rating of the Units?                    8
      What are Estimated Returns?                         9
      How is Accrued Interest Treated?                   10
      What are the Expenses and Charges?                 10
      What is the Tax Status of Unit Holders?            11
      Why are Investments in a Trust
        Suitable for Retirement Plans?                   15
      How Can Distributions to Unit Holders be
        Reinvested?                                      15
Public Offering:
      How is the Public Offering Price Determined?       16
      How are Units Distributed?                         17
      What are the Profits of the Sponsor?               18
      Will There be a Secondary Market?                  18
Rights of Unit Holders:
      How is Evidence of Ownership Issued and
        Transferred?                                     19
      How are Interest and Principal Distributed?        19
      What Reports Will Unit Holders Receive?            20
      How May Units be Redeemed?                         20
      How May Units be Purchased by the Sponsor?         21
      How May Securities be Removed from a Trust?        22
Information as to Sponsor, Trustee and Evaluator:
      Who is the Sponsor?                                22
      Who is the Trustee?                                22
      Limitations on Liabilities of Sponsor and Trustee  23
      Who is the Evaluator?                              23
Other Information:
      How May the Indenture be Amended or
        Terminated?                                      23
      Legal Opinions                                     24
      Experts                                            24
Underwriting                                             24
The Separate Trusts:
      First Trust U.S. Treasury Securities
        Trust, Extendible, Series 1                      26
      First Trust U.S. Treasury Securities
        Trust, Short-Intermediate, Series 7              28
Report of Independent Auditors                           30
Statements of Net Assets                                 31
Notes to Statements of Net Assets                        31
Description of Standard & Poor's Rating                  32

                            ________________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A
SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.


                    FIRST TRUST (registered trademark)


               First Trust U.S. Treasury Securities Trust
                             Extendible
                              Series 1

               First Trust U.S. Treasury Securities Trust
                         Short-Intermediate
                              Series 7

                    First Trust (registered trademark)
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-708-241-4141



                                Trustee:

                        The Chase Manhattan Bank
                         (National Association)
                              770 Broadway
                        New York, New York 10003
                             1-800-682-7520

                                         , 1996

                    PLEASE RETAIN THIS PROSPECTUS
                        FOR FUTURE REFERENCE

Page 36




                           MEMORANDUM

      Re:  The First Trust Special Situations Trust, Series 144

     As indicated in our cover letter transmitting the Registration Statement on Form S-6 and other related material under the Securities Act of 1933 to the Commission, the only difference of consequence (except as described below) between The First Trust Special Situations Trust, Series 140, which is the current fund, and The First Trust Special Situations Trust, Series 144, the filing of which this memorandum accompanies, is the change in the series number. The list of bonds comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 140 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the bonds deposited in the Fund.



               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Cross-Reference Sheet

          The Prospectus

          The signatures

          Exhibits

          Financial Data Schedule




                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Special Situations Trust, Series 144 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on February 28, 1996.

                           THE FIRST TRUST SPECIAL SITUATIONS
                           TRUST, SERIES 144
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By     Carlos E. Nardo
                                   Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                       DATE

Robert D. Van Kampen   Sole Director of
                       Nike Securities         February 28, 1996
                       Corporation, the
                       General Partner of
                       Nike Securities L.P.    Carlos E. Nardo
                                               Attorney-in-Fact**






___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement




                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 24 and subsequent Series effective January 23, 1992 among Nike Securities L.P., as Depositor, United States Trust
       Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-45093] filed on behalf of The First Trust Special Situations Trust, Series 24).

1.1.1* Form   of  Trust  Agreement  for  Series  144  among  Nike
       Securities L.P., as Depositor, The Chase Manhattan Bank (National Association), as Trustee, First Trust Advisors L.P., as Evaluator and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporaiton,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.


                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).

___________________________________
* To be filed by amendment.

                               S-5